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                       [AMERICAN TECHNICAL CERAMICS CORP.]



January 16, 2002

Dear Option Holder:


     American Technical Ceramics Corp. ("ATC") recognizes that, as a result of today's difficult market conditions, many of the stock options granted to date under our existing stock option plans may not currently be providing the performance incentives for our valued employees, officers and directors that were intended. In order to try to align these incentives with the current market, we are pleased to announce that we are offering you the opportunity to exchange your currently outstanding options (vested and unvested) with an exercise price per share of $19.50 or more for new options (the "Offer"). Your eligible options are set forth on the Option Status Schedule accompanying this letter.

     Please note that the Offer is made with respect to each option grant in its entirety, which means that if you decide to tender any options subject to a specific grant, you must tender all of the options subject to that grant that remain outstanding and not a portion of them. For example, if on August 4, 2000 you were granted options to purchase 10,000 shares of common stock at an exercise price of $23.50 per share, and you have not exercised any of these options, you must tender all of them for exchange if you tender any of them. (You would not be able to tender options to purchase 5,000 of these shares and retain the rest of them.)

     The Offer is being made under the terms and subject to the conditions of an Offer to Exchange and a related Letter of Transmittal, each of which is enclosed with this letter. You should carefully read the entire Offer to Exchange, Letter of Transmittal and other documents enclosed with this letter before you decide whether to tender your options. A tender of options involves risks which are discussed in the Offer to Exchange.

     In exchange for any options tendered by you, provided you are still employed by ATC or one of its subsidiaries from now until the date we grant the new options (see below), you will receive new options exercisable for a number of shares of ATC common stock equal to the number of shares currently subject to the options that you tender and we accept for exchange (rounded down to the nearest whole share), as adjusted for any stock splits, stock dividends and similar events. For reasons described in the accompanying Offer to Exchange, we cannot grant the new options until the first business day that is at least six months and one day after the date we cancel the tendered options accepted for exchange. We currently expect to grant the new options on or about August 15, 2002.

     In accordance with and subject to the terms of the Offer, the exercise price of the new options will be equal to the last reported sale price of ATC common stock on the American Stock Exchange on the date the new options are granted. The new options will vest on the same schedule as the options you elect to tender for exchange and will have other terms and conditions which are substantially similar to the canceled options.

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     YOU SHOULD CAREFULLY REVIEW THE SECTIONS OF THE OFFER TO EXCHANGE
DISCUSSING THE TERMS AND CONDITIONS OF THE NEW OPTIONS BEFORE MAKING A DECISION WHETHER TO TENDER YOUR OPTIONS.

     There is no way to predict what the price of our common stock will be during the next six months or thereafter. The market price of our common stock on the date of grant of any new options issued to you may be higher than the current exercise price of your options. It is also possible that you will no longer be employed with us or any of our subsidiaries at the time of grant of the new options. You should be aware that, once we have accepted options tendered by you, you will no longer have any rights under those options. As a result, if you are no longer employed by us or any of our subsidiaries on the date we grant the new options, you will not have any rights to the new options offered under this option exchange program. For these and other reasons, you should make a decision to tender only after careful, considered thought.

     Please note that this Offer is only being made to current option holders who are otherwise eligible to receive options under one of our existing option plans. If you are not an employee, officer or director of American Technical Ceramics Corp. or one of our subsidiaries from the date you tender your options for exchange through the date the new options are granted, you will not receive any new options for your tendered options that have been accepted for exchange nor will you receive any other consideration.

     PARTICIPATION IN THE OFFER IS COMPLETELY VOLUNTARY. Our board of directors and executive officers make no recommendation as to whether you should tender or refrain from tendering your options in the Offer. You must make your own decision whether to tender your options.

     To tender your options, you will be required to properly complete and return to us the Letter of Transmittal and any other documents specified in that letter by the expiration date of the Offer. You must deliver a properly executed paper copy or facsimile copy of the documents. E-mail delivery will not be accepted.

     If you have any questions about the offer, please contact Ms. Kathleen M. Kelly by e-mail at kkelly@atceramics.com or by telephone at (631) 622-4710.

     We thank you for your continued efforts on behalf of American Technical Ceramics Corp.

                                    Sincerely,



                                    Victor Insetta
                                    President and Chief Executive Officer

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                         [ATTACH OPTION STATUS SCHEDULE]




















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